Exhibit 99.1

NEWS RELEASE

Endeavour Silver Commences All Cash Offer to Acquire Cream Minerals

Vancouver, Canada – October 4, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) (“Endeavour” or the “Company”) announced today that it has commenced its formal offer to purchase all of the outstanding common shares (the “Offer”) of Cream Minerals Ltd. (“Cream”) (TSX-V: CMA).  Endeavour has filed its take-over bid circular (the “Circular”) on SEDAR at www.sedar.com and the Circular is being mailed to all Cream shareholders today.

Endeavour is offering Cream shareholders Cdn. $0.12 in cash for each common share, which represents a 76% premium to the average closing price of the Cream shares of $0.068 per share on the TSX Venture Exchange for the 10 trading days ending September 24, 2010, the last trading day prior to the date of Endeavour’s announcement of intent to make the Offer.

The Offer is open for acceptance until 8:00 a.m. (Pacific time) on November 9, 2010 unless extended or withdrawn.  The Offer is subject to certain customary conditions, including at least 50.1% of the Cream shares being deposited under the Offer and not withdrawn, the absence of any material adverse change in Cream, the absence of certain activities on the part of Cream, including share issuances (other than under existing options and warrants), acquisitions and dispositions, no untrue statements or omissions in Cream’s public disclosure and there being no material change in the status of the Nuevo Milenio Property.

Reasons to Accept the Offer

Endeavour believes that Cream Shareholders will receive the following significant benefits from the Offer:

•
Significant Premium: The offer price of Cdn. $0.12 per Share represents a premium of 76% over the average closing price of the Shares of $0.068 for the ten trading days ended September 24, 2010, a premium of 62.5% over the closing trading price of $0.075 on September 24, 2010, the last trading day prior to the announcement of the Offer, and a significant premium over the average trading price of the Shares over the past two years.

•	Full Value Incorporating Upside Potential: The Offer provides full value for Cream and its main asset, the Nuevo Milenio Property.

•
Immediate Liquidity; No Further Dilution: The Offer provides Shareholders with a means of realizing immediate value and liquidity without delay at a substantial premium and without assuming the risks and dilution associated with further exploration and development of the Nuevo Milenio Property.  In the past year during the period of the option to joint venture with Roca Mines Inc., Cream shareholders suffered 35% dilution and Cream continues to have approximately $2 million in debt and negative working capital.

•
Risk of Cream Financial Position: Cream’s financial statements advise that Cream’s “ability to continue as a going concern is contingent on its ability to obtain additional financing … [and] is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral interests and to meet its administrative overhead costs”.  In light of Cream’s current financial position, the Offer is an attractive alternative compared to further Shareholder dilution which would result from Cream’s need for funds to pay debts and to finance further exploration or development of the Nuevo Milenio Property.

•
Risk of Cream Resource Disclosure: Cream’s mineral resources as disclosed in their National Instrument 43-101 (“NI 43-101”) reports on the Nuevo Milenio Property were prepared by Cream’s second largest shareholder and a Director, not by independent consultants as required under NI 43-101.  In Endeavour’s opinion, the resources are not compliant with NI 43-101 and a substantial amount of work will be required to confirm resources in compliance with NI 43-101.

Background to the Offer

In early 2009, Endeavour met with Cream in Mexico to receive an overview and conduct a site visit of Cream’s Nuevo Milenio Property located in Nayarit State, Mexico.  Endeavour subsequently expressed its interest in the property to Cream and Cream invited Endeavour to make an offer.  At the time, Cream had approximately $2 million in debts, no cash and negative working capital.

In June, 2009, Endeavour made an offer to acquire all of the shares of Cream Mexico, the wholly-owned Mexican subsidiary of Cream that owns the Nuevo Milenio Property, for cash and Endeavour shares.  After meeting to discuss the offer, Cream requested and Endeavour then tendered an improved offer to include more cash and a net smelter return royalty.  The improved offer would have allowed Cream to pay off all its debts, retain a very healthy cash position, provided it with a significant shareholding in Endeavour and a net smelter return royalty.

Cream’s Board of Directors declined Endeavour’s revised offer and elected to enter into an option and joint venture agreement with another junior mineral exploration company in July, 2009.  The agreement did not include any cash payments to Cream and over the following 12 months, only five twin drill holes of five Cream drill holes were completed.  The option was dropped in July, 2010.  During this period, Cream shareholders suffered 35% dilution as Cream needed to raise funds in order to stay in business.

Cream then contacted Endeavour in July, 2010 and asked if Endeavour would consider re-opening discussions with Cream regarding the Nuevo Milenio Property and in particular, if Endeavour would honour its revised purchase offer from 2009.  Endeavour responded positively and met with Cream to discuss the offer and possible variations of the offer.  An extended period of discussions began, with emails and meetings in August and September, 2010 between Cream and Endeavour wherein the two parties attempted to reach an agreement with regard to the Nuevo Milenio Property.

At the requests of Cream, Endeavour tendered no less than five separate offers during this period to Cream, up to and including September 25, 2010, including the following types of transactions, (1) various proposals to purchase Cream Mexico or the Nuevo Milenio Property directly, (2) a possible friendly take-over bid for the shares of Cream and (3) an option to joint venture the Nuevo Milenio Property.  Consideration offered by Endeavour included cash payments, Endeavour shares, exploration expenditures, a participating interest and royalties.

After the fifth offer was rejected by Cream’s Board of Directors, Endeavour elected to make the Offer directly to Cream Shareholders, as it became evident that negotiations with the Cream Board had been unsuccessful.  At this time, Cream continues to have approximately $2 million in debts, no cash and negative working capital.

Investors may obtain a copy of the Circular and other documents filed by Endeavour with the Canadian securities regulators at www.sedar.com.  The Circular and other documents may also be obtained by contacting the information agent, Laurel Hill Advisory Group, toll free at 1-877-304-0211 or by email at assistance@laurelhill.com, or from Endeavour’s website or by directing their request to Endeavour by telephone at (604) 685-9775 or by fax at (604) 685-9744.

Shareholders in the United States should be aware that that the Offer is being made for the outstanding securities of a Canadian issuer and the Circular and other documents filed by Endeavour with Canadian securities regulators relating to the Offer have been prepared in accordance with disclosure requirements in Canada.  Such disclosure requirements are different than those of the United States.  The Offer is being made in the United States pursuant to an exemption from U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended.  Endeavour has filed or will file with the United States Securities and Exchange Commission on Form CB the Circular and other documents filed by Endeavour with Canadian securities regulators relating to the Offer.  These filings are available at www.sec.gov.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained in this news release, in addition to certain statements contained in the Offer, are “forward-looking statements”, as defined in applicable Canadian and United States securities laws.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Endeavour to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied.  Many of these risks and uncertainties relate to factors that are beyond Endeavour’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants.  Endeavour cannot give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the Offer and Circular.  Endeavour disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.  Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Endeavour or Cream following completion of the Offer unless otherwise stated.